UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2017

RETAILMENOT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36005	26-0159761
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Congress Avenue, Suite 700

Austin, Texas 78701

(Address of principal executive offices, including zip code)

(512) 777-2970

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On April 10, 2017, RetailMeNot, Inc. (“RetailMeNot” or the “Company”) entered into an Agreement and Plan of Merger with Harland Clarke Holdings Corp. (“Parent”) and R Acquisition Sub, Inc. (“Purchaser”) dated as of April 10, 2017 (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Series 1 Common Stock, $0.001 par value per share, of the Company (“Company Common Stock”) at a purchase price of $11.60 per share in cash (the “Offer Price”). The Company’s board of directors has unanimously approved, and determined to recommend that the stockholders of the Company accept, the Offer.

Parent and Purchaser have agreed to commence the Offer as promptly as practicable, but no later than April 24, 2017 or such other date as the parties may agree. The consummation of the Offer will be conditioned on (i) there having been validly tendered and not validly withdrawn Shares that represent a majority of the total number of Shares issued and outstanding at the time of the expiration of the Offer, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Merger Agreement not having been terminated in accordance with its terms and (iv) other customary conditions.

Following the consummation of the Offer, the parties have agreed that, following the satisfaction or waiver of the other conditions to the closing of the merger, Parent shall execute a “short-form” merger (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, which will not require the consent of the Company’s stockholders. As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by Parent and its subsidiaries or held by the Company or in the Company’s treasury, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price on the terms and conditions set forth in the Merger Agreement. Following the effective time of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of the Company not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Company’s board of directors to exercise its fiduciary duties.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to pay Parent, or its designee, a termination fee of $18,000,000.

In the event the conditions to consummating the Offer have been met on the date the Offer would otherwise expire and Purchaser does not accept for payment and pay for the tendered shares as a result of Parent not having received the full amount of Parent’s debt financing, the Company may terminate the Merger Agreement and Parent shall be required to pay the Company a termination fee initially equal to $25,000,000 which scales up to $35,000,000 depending upon when the Merger Agreement is terminated.

Assuming the satisfaction of applicable conditions, the Company expects the transaction to close in the second quarter of 2017.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this report and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of that agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by information in a confidential disclosure letter that the parties have exchanged in connection with signing the Merger Agreement and made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts at the time they were made or otherwise. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Debt Commitments

Parent has obtained debt financing commitments related to the transactions contemplated by the Merger Agreement. Parent has represented to the Company that its cash on hand, together with the proceeds of the debt financing, will be sufficient for Parent to pay the aggregate tender offer and merger consideration and all related fees and expenses.

Credit Suisse AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Capital Markets Inc., Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC (together, the “Lenders”) have committed to provide debt financing for the transaction on the terms and subject to the conditions set forth in a commitment letter dated as of April 10, 2017 (the “Debt Commitment Letter”). The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to a number of customary conditions, including, without limitation, execution and delivery by the borrowers and the guarantors of definitive documentation consistent with the Debt Commitment Letter and the documentation standards specified therein.

Item 7.01.	Regulation FD Disclosure.

On April 10, 2017, the Company and Parent issued a press release announcing that the parties had entered into the Merger Agreement. This press release is attached to this report as Exhibit 99.1.

Notice to Investors

This current report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 Common Stock described in this current report on Form 8-K has not yet commenced. At the time the planned offer is commenced Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Parent and RetailMeNot operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and Merger Agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Parent’ ability to successfully integrate RetailMeNot’s operations and employees with Parent’ existing business; the ability to realize anticipated growth, synergies and cost savings; and RetailMeNot’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date of this current report on Form 8-K and none of Parent or RetailMeNot or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Harland Clarke Holdings Corp., RetailMeNot, Inc. and R Acquisition Sub, Inc. dated April 10, 2017.

99.1	Joint Press Release of Harland Clarke Holdings Corp. and RetailMeNot, Inc. dated April 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RETAILMENOT, INC.

Date: April 10, 2017	/s/ Jonathan B. Kaplan
Jonathan B. Kaplan
Chief Legal Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Harland Clarke Holdings Corp., RetailMeNot, Inc. and R Acquisition Sub, Inc. dated April 10, 2017.

99.1	Joint Press Release of Harland Clarke Holdings Corp. and RetailMeNot, Inc. dated April 10, 2017.